Exhibit (21)

SUBSIDIARIES OF THE COMPANY

The Gorman-Rupp Company is publicly-held and has no parent corporation. The Company’s subsidiaries as of December 31, 2013, and the state or country in which each was organized, are as follows:

Consolidated subsidiaries	Where organized
Patterson Pump Company	Ohio
National Pump Company	Ohio
The Gorman-Rupp International Company	Ohio
GRC International LLC	Ohio
American Machine and Tool Co., Inc. of Pennsylvania	Delaware
Gorman-Rupp of Canada Limited	Canada
Patterson Pump Ireland Limited	Ireland
GRC International C.V.	The Netherlands
Gorman-Rupp International B.V.	The Netherlands
G-R Europe B.V.	The Netherlands
Gorman-Rupp Africa Proprietary Limited	Republic of South Africa
Pumptron (Proprietary) Limited	Republic of South Africa